Exhibit 99.40

CRESCO LABS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements	7

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(In thousands of United States Dollars)

		(Unaudited) September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents		$57,689	$49,102
Restricted cash		1,928	5,050
Accounts receivable, net	Note 3	27,548	16,455
Biological assets	Note 4	53,130	31,791
Inventory, net	Note 5	107,845	49,555
Loans receivable, short-term	Note 20	2,701	644
Other current assets		6,253	6,741

Total current assets		257,094	159,338
Non-current assets:
Property and equipment, net	Note 6	180,649	155,839
Right-of-use assets	Note 7	88,778	46,696
Intangible assets, net	Note 9	195,953	94,206
Loans receivable, long-term	Note 20	20,137	18,633
Investments	Note 8	5,102	1,278
Goodwill	Note 9	451,632	137,719
Deferred tax asset	Note 24	3,554	1,761
Other non-current assets		3,750	1,084

Total non-current assets		949,555	457,216

TOTAL ASSETS		$1,206,649	$616,554

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES:
Current liabilities:
Accounts payable and other accrued expenses	Note 10	$62,103	$62,834
Short-term borrowings	Note 14	111,532	—
Income tax payable		35,499	15,198
Current portion of lease liabilities	Note 7	24,794	12,019
Deferred consideration, contingent consideration and other payables	Note 13	9,777	59,940
Derivative liabilities, short-term	Note 20	26	178

Total current liabilities		243,731	150,169
Long-term liabilities:
Long-term notes payable and loans payable	Note 14	7,366	550
Derivative liabilities, long-term	Note 20	14,209	15,243
Lease liabilities	Note 7	135,204	82,856
Deferred tax liability	Note 24	52,877	23,212
Deferred consideration and contingent consideration	Note 13	11,638	21,901

Total long-term liabilities		221,294	143,762

TOTAL LIABILITIES		465,025	293,931

SHAREHOLDERS’ EQUITY:
Share capital		763,733	275,851
Contributed surplus		53,121	25,863
Accumulated other comprehensive income		(567)	—
Accumulated deficit		(204,460)	(114,632)

Equity of Cresco Labs Inc.		611,827	187,082
Non-controlling interests	Note 11	129,797	135,541

TOTAL SHAREHOLDERS’ EQUITY		741,624	322,623

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,206,649	$616,554

Nature of Operations (Note 1)
Commitments and Contingencies (Note 19)
Subsequent Events (Note 25)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited—In thousands of United States Dollars, except per share data)

		(Unaudited) Three months ended September 30,		(Unaudited) Nine months ended September 30,
		2020	2019	2020	2019
Revenue, net	Note 15	$153,298	$36,207	$313,934	$87,152

Costs of sales—production costs	Note 5	(74,148)	(23,369)	(181,183)	(55,228)

Gross profit before fair value adjustments		79,150	12,838	132,751	31,924

Realized changes in fair value of inventory sold	Note 5	(72,560)	(22,908)	(138,918)	(56,423)
Unrealized gain on changes in fair value of biological assets	Note 4	78,041	30,910	194,407	80,930

Gross profit		84,631	20,840	188,240	56,431

Expenses:
Selling, general and administrative	Note 16	46,763	25,474	138,602	61,952
Depreciation and amortization	Note 6, 7, 9	5,800	991	15,777	2,858

Total expenses		52,563	26,465	154,379	64,810

Gain (loss) before other (expense) income and income taxes		32,068	(5,625)	33,861	(8,379)

Other (expense) income:
Interest expense, net	Note 23	(11,319)	(1,094)	(29,132)	(3,600)
Other (expense) income, net	Note 17	(2,983)	2,714	11,800	1,959
(Loss) income from investment in associates	Note 8	(134)	35	(254)	107

Total other (expense) income, net		(14,436)	1,655	(17,586)	(1,534)

Income (loss) before income taxes		17,632	(3,970)	16,275	(9,913)
Income tax expense	Note 24	(12,690)	(4,624)	(29,464)	(10,173)

Net income (loss)		$4,942	$(8,594)	$(13,189)	$(20,086)
Net income (loss) attributable to non-controlling interests, net of tax	Note 11	12,401	(1,634)	20,556	(4,873)

Net loss attributable to Cresco Labs Inc.		$(7,459)	$(6,960)	$(33,745)	$(15,213)

Net loss per share—attributable to Cresco Labs Inc. shareholders

Loss per share—basic	Note 22	$(0.03)	$(0.06)	$(0.16)	$(0.13)
Loss per share—diluted	Note 22	$(0.03)	$(0.06)	$(0.16)	$(0.13)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited—In thousands of United States Dollars)

	(Unaudited) Three months ended September 30,		(Unaudited) Nine months ended September 30,
	2020	2019	2020	2019
Net income (loss) for the period	$4,942	$(8,594)	$(13,189)	$(20,086)

Other comprehensive loss for the period
Foreign currency translation differences, net of tax	(160)	—	(567)	—

Total comprehensive income (loss) for the period	$4,782	$(8,594)	$(13,756)	$(20,086)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	12,401	(1,634)	20,556	(4,873)

Total comprehensive loss attributable to Cresco Labs Inc.	$(7,619)	$(6,960)	$(34,312)	$(15,213)

See accompanying notes to unaudited condensed interim consolidated financial statements

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended September 30, 2020 and 2019

(Unaudited—In thousands of United States Dollars)

		$ Amount
	Notes	Share capital	Shares to be issued	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Non-controlling interests	Total
Balance as of January 1, 2019		$142,118	$20,064	$11,594	$(52,745)	$—	$161,950	$282,981
Cumulative effect of adoption of new accounting pronouncement IFRS 16 Leases		—	—	—	(1,466)	—	(1,526)	(2,992)
Exercise of options		883	—	(239)	—	—	—	644
Exercise of warrants		1,674	—	(429)	—	—	—	1,245
Equity-based compensation expense	Note 12	—	—	12,128	—	—	—	12,128
Change in ownership interest	Note 11(e)	—	—	—	(438)	—	(395)	(833)
Income tax reserve		—	—	(35)	320	—	—	285
Issuance of shares related to MedMar		19,497	(19,497)	—	—	—	—	—
Distributions to limited liability company unit holders	Note 11(d)	—	—	—	(2,942)	—	(688)	(3,630)
Shares issued through equity raise, net of costs		46,076	—	—	—	—	—	46,076
Cresco LLC shares redeemed		14,722	—	—	(13,195)	—	(1,527)	—
Cancellation of shares		—	(567)	—	—	—	—	(567)
Net loss		—	—	—	(15,213)	—	(4,873)	(20,086)

Ending Balance as of September 30, 2019		$224,970	$—	$23,019	$(85,679)	$—	$152,941	$315,251

Balance as of January 1, 2020		$275,851	$—	$25,863	$(114,632)	$—	$135,541	$322,623
Exercise of options and warrants	Note 11(c), 12	3,640	—	(2,234)	—	—	—	1,406
Equity-based compensation		4,806	—	3,922	—	—	—	8,728
Income tax reserve		—	—	(167)	(326)	—	—	(493)
Employee taxes on certain share-based payment arrangements		3,694	—	(1,622)	—	—	—	2,072
Equity issued related to acquisitions	Note 11(b)(ii-v)	407,086	—	27,995	—	—	—	435,081
Equity issuances	Note 11(b)(i)	3,554	—	—	—	—	—	3,554
Distributions to limited liability company unit holders	Note 11(d)	—	—	(636)	(162)	—	(16,793)	(17,591)
Cresco LLC shares redeemed and other adjustments	Note 11(e)	65,102	—	—	(55,595)	—	(9,507)	—
Foreign currency translation		—	—	—	—	(567)	—	(567)
Net loss		—	—	—	(33,745)	—	20,556	(13,189)

Ending Balance as of September 30, 2020		$763,733	$—	$53,121	$(204,460)	$(567)	$129,797	$741,624

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2020 and 2019

(Unaudited—In thousands of United States Dollars)

	(Unaudited)
	Nine months ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,189)	$(20,086)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,824	7,486
Provision for expected credit loss	1,216	261
Share-based compensation expense	12,475	10,697
Loss (gain) on investments	959	(690)
(Gain) loss on changes in fair value of deferred and contingent consideration	(9,493)	815
Gain on derivative instruments and warrants	(1,176)	(503)
(Gain), net of losses, on loans receivable	(431)	—
Accrued interest expense, net of income	4,967	—
Realized changes in fair value of inventory sold	132,921	54,160
Loss on inventory write-offs and provision	5,997	2,263
Unrealized (gain), net of losses, on changes in fair value of biological assets	(194,407)	(80,930)
Change in deferred taxes	(2,820)	1,851
Accretion of discount and deferred financing costs on debt arrangements	4,624	—
Foreign currency loss	183	5
Acquisition termination charges settled in equity	1,279	—
Gain on debt modification	(1,045)	—
Loss, net of (gains), on other adjustments to net income	130	—
Changes in operating assets and liabilities:
Accounts receivable	(3,987)	(11,620)
Inventory	(182,503)	(77,724)
Biological assets	175,071	71,518
Other current assets	340	(2,278)
Deposits and other assets	(1,320)	(102)
Accounts payable and other accrued expenses	(10,401)	16,995
Other current liabilities	(724)	1,146
Deferred rent	—	—
Income tax payable	20,300	8,098

NET CASH USED IN OPERATING ACTIVITIES	(32,210)	(18,638)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(63,328)	(50,614)
Purchases of intangibles	(1,481)	(3,262)
Proceeds from sale and leaseback transactions and lease tenant incentives	51,102	—
Payment of acquisition consideration, net of cash acquired	(16,327)	(14,707)
Loans receivable for entities to be acquired	(5,865)	(17,319)

NET CASH USED IN INVESTING ACTIVITIES	(35,899)	(85,902)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options, warrants and share issuances	3,476	56,992
Proceeds from at-the-market offering	3,521	—
Proceeds from the issuance of long-term debt	100,000	—
Payment of debt and financing issuance costs	(4,260)	(3,094)
Repayment of debt	(3,922)	—
Acquisition of non-controlling interests	(203)	(833)
Distributions to non-controlling interest redeemable unit holders	(16,955)	(3,630)
Payments for taxes related to net share settlements of restricted stock units	(2,819)	—
Principal payments of leases	(4,916)	(1,171)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	73,922	48,264

Effect of foreign currency exchange rate changes on cash	(348)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	5,465	(56,276)
Cash and cash equivalents and restricted cash, beginning of period	54,152	138,028

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$59,617	$81,752

CASH PAID DURING THE PERIOD FOR:
Interest	$19,711	$3,588
Income tax, net	11,575	15

NON-CASH TRANSACTIONS:
Equity issued for acquisitions and escrows	$434,618	$—
Increase to net lease liability	47,643	41,937
Conversion of loan to investment in associate	—	6,783
Liability incurred to purchase property and equipment	3,508	—
Cashless exercise of stock options	1,597	—

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

1.	NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five old for one new basis.

On November 30, 2018, in connection with the reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg Common Shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC (“Cresco Labs”), a series of transactions was completed on November 30, 2018 resulting in a reorganization of Cresco Labs and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco. The transaction constituted a reverse takeover of Randsburg by Cresco Labs under applicable securities laws. Cresco Labs was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “CL.” On March 6, 2019, Cresco shares were approved to be quoted on the Over-the-Counter Market (“OTC”) and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-dominated shares on the Frankfurt Stock Exchange (“FSE”) and is trading under the symbol “6CQ.”

The Company is licensed to cultivate, manufacture and sell retail and medical cannabis as well as retail and medical cannabis products in certain states. The Company also operates a retail, wholesale and online nicotine vape business in Canada. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Nevada, Arizona, New York, Massachusetts, Michigan and Canada, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Nevada Revised Statutes section 453A, the Arizona Medical Marijuana Act, the New York Compassionate Care Act, the Massachusetts Cannabis Control Commission, the Michigan Medical Marihuana Act and the Canada Tobacco and Vaping Products Act, respectively.

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654 and the registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The unaudited condensed interim consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) in accordance with International Accounting Standards 34 Interim Financial Reporting, which was adopted by the International Accounting Standards Board (“IASB”).

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The unaudited condensed interim consolidated financial statements are presented in United States dollars and are prepared in accordance with consistently applied accounting policies, critical estimates, and methods described in the Company’s annual consolidated financial statements. The unaudited condensed interim consolidated financial statements do not include all information and disclosures required in the Company’s annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 18, 2020.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for biological assets which are measured at fair value less cost to sell; certain investments in associates, which are accounted for under the equity method; loans receivable measured at fair value through profit or loss (“FVTPL”); and certain investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets and the contractual obligation for liabilities.

Management has applied judgment in concluding that there remain no material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, which includes judgment of the effects of subsequent events, if applicable (see Note 25); and the Company’s ability to realize its assets and settle its obligations in the normal course of operations for at least twelve months from the date of the financial statements.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. The Company’s presentation currency is the U.S. dollar. As such, the accompanying consolidated financial statements are presented in U.S. dollars. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other (expense) income, net in the unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in other comprehensive loss.

(d)	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco’s wholly owned or effectively controlled subsidiaries and entities over which the Company has control as of September 30, 2020:

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	48.2%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC (Sunnyside—Lakeview and Sunnyside—River North)	Illinois	Dispensary	87.6%
MedMar Rockford, LLC (Sunnyside—Rockford and Sunnyside—South Beloit)	Illinois	Dispensary	75%
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc.	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
RPE Inc.	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Distribution	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
2360149 Ontario Inc. (180 Smoke)	Ontario, Canada	Nicotine Vape Company	100%
Cresco Labs Michigan, LLC(a)	Michigan	Cultivation and Production Facility	85%
(a) Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.
Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC (Sunnyside—Buffalo Grove)	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC (Sunnyside—Champaign and Sunnyside—Danville)	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC (Sunnyside—Elmwood Park)	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the unaudited

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

condensed interim consolidated statements of financial position, and the share of income (loss) attributable to NCI is shown as a component of net loss in the unaudited Condensed Interim Consolidated Statements of Operations and in the unaudited Condensed Interim Consolidated Statement of Comprehensive Income (Loss). Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(e)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Market Related Intangibles	12 – 18 months
Customer Relationships	7 – 19 years
Non-Compete Agreements	4 – 5 years
Internally Developed Software	10 years
Trade Names	10 years
Permit Application Fees	1 – 2 years

The estimated useful lives and residual values are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which, for valuation purposes, represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

(f)	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Significant judgments, estimates, and assumptions within these unaudited condensed interim consolidated financial statements, unless stated herein, are consistent with the significant judgments, estimates, and assumptions applied within the annual consolidated financial statements for the years ended December 31, 2019 and 2018.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

(g)	Recently Issued Accounting Standards

The Company does not believe any recently issued, but not yet effective IFRS standards that have been issued by the IASB will have a material impact on the Company’s financial statements.

3.	ACCOUNTS RECEIVABLE

As of September 30, 2020 and December 31, 2019, Accounts receivable consisted of the following:

($ in thousands)	September 30, 2020	December 31, 2019
Accounts receivable, gross	$28,088	$16,726
Allowance for doubtful accounts	(540)	(271)

Total Accounts receivable, net	$27,548	$16,455

See Note 20 for the analysis of accounts receivable aging and disclosure of bad debt expense.

4.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets to September 30, 2020 from December 31, 2019, consisted of the following:

($ in thousands)
Biological assets at January 1, 2020	$31,791
Biological assets acquired (Note 13)	2,002
Transferred to inventory upon harvest	(175,070)
Changes in fair value of biological assets	194,407

Biological assets at September 30, 2020	$53,130

Biological assets are measured at fair value less costs to sell until harvest. All production costs related to biological assets are expensed as incurred. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The fair value was determined using an expected cash flow model which assumes the biological assets at the balance sheet date will grow to maturity, be harvested and converted into finished goods inventory and sold in the retail and medical cannabis market.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

This model utilizes the following significant assumptions:

Inputs and assumptions	Calculation method	Effect changes of unobservable inputs has on fair value
Selling price per gram, less cost to sell	Based on observable market data or calculated wholesale prices with reasonable margins.	An increase in selling price per gram would increase the fair value of biological assets.

Attrition rate	Based on weighted average number of plants lost during each stage of production.	An increase in attrition rate would result in a decrease to the fair value of biological assets.

Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	An increase to the average yield per plant would result in an increase to the fair value of biological assets.

Cumulative stage of completion in the production process	Based on an average number of days in production over a total average grow cycle of between 12 and 18 weeks.	An increase to the average stage of completion of the plants would result in an increase to the fair value of biological assets.

The Company’s estimates are, by their nature, subject to change and differences from the above assumptions will be reflected in the unrealized gain or loss on changes in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of September 30, 2020 and December 31, 2019, it was expected that the Company’s biological assets would yield approximately 21.0 million and 13.1 million grams, respectively.

The Company has quantified the sensitivity of the inputs in relation to biological assets as of September 30, 2020 and 2019 and expects the following effect on fair value as shown in the table below:

($ in thousands, except inputs)	Range of inputs (by weighted average growth stage)		Effect on fair value September 30,
Significant inputs & assumptions		Sensitivity	2020	2019
Selling price per gram, less cost to sell	$1.72 to $6.15	Increase 5%	$11,310	$4,930
		Decrease 5%	(11,310)	(4,930)
Attrition rate	7% to 19%	Increase 5%	(2,280)	(1,472)
		Decrease 5%	2,538	1,472
Average yield per plant	53 grams to 149 grams	Increase 5%	2,656	1,354
		Decrease 5%	(2,656)	(1,354)
Cumulative stage of completion	35% to 60% complete	Increase 5%	5,437	2,611
		Decrease 5%	(5,294)	(2,611)

5.	INVENTORY

As of September 30, 2020 and December 31, 2019, inventory was comprised primarily of cannabis and cannabis-related products. The Company wrote off $1.5 million and $nil of inventory during the three months ended September 30, 2020 and 2019, respectively, primarily related to work-in-process inventory with a lower than

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

expected exit price in its Arizona operations. The Company wrote off $3.4 million and $2.3 million of inventory during the nine months ended September 30, 2020 and 2019, respectively, primarily related to the damaged work-in-process inventory in Ohio and work-in-process inventory with a lower than expected exit price in its Arizona operations. This write-off is included in the fair value of inventory sold presented on the unaudited Condensed Interim Consolidated Statements of Operations.

Previous reserves of $1.2 million were relieved through the sale and disposal of inventory within Cost of sales—production costs during the three months ended September 30, 2020, resulting in net inventory write-offs of $0.3 million. The Company recorded $2.6 million of inventory reserves in Costs of sales—production costs for the nine months ended September 30, 2020. The Company recorded $nil expense for inventory reserves during the three and nine months ended September 30, 2019. As of September 30, 2020 and December 31, 2019, the Company had inventory reserves of $2.8 million and $0.2 million, respectively.

Inventory as of September 30, 2020 and December 31, 2019, consisted of the following:

($ in thousands)	September 30, 2020	December 31, 2019
Raw materials	$41,384	$16,521
Raw materials—non-cannabis	16,120	5,820
Work-in-process	18,343	14,100
Finished goods	31,998	13,114

Total Inventory	$107,845	$49,555

During the three months ended September 30, 2020 and 2019, the Company recognized $146.7 million and $46.3 million, respectively, of inventory expensed in the unaudited Condensed Interim Consolidated Statements of Operations, which includes $74.1 million and $23.4 million, respectively, of Cost of sales—production costs and $72.6 million and $22.9 million, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

During the nine months ended September 30, 2020 and 2019, the Company recognized $320.1 million and $111.6 million, respectively, of inventory expensed in the unaudited Condensed Interim Consolidated Statements of Operations, which includes $181.2 million and $55.2 million, respectively, of Cost of sales—production costs and $138.9 million and $56.4 million, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

6.	PROPERTY AND EQUIPMENT

As of September 30, 2020 and December 31, 2019, property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment, and Software	Vehicles	Construction In Progress	Total
Cost
As of January 1, 2020	$28,007	$15,650	$10,458	$62,965	$2,715	$715	$42,048	$162,558

Additions	1,053	5,422	4,442	15,703	1,975	672	21,844	51,111
Transfers	1,728	281	87	39,527	23	13	(41,659)	—
Disposals	—	(110)	(33)	(214)	(21)	—	—	(378)
Sale related to sale-leaseback transactions	(22,083)	—	—	—	—	—	(11,403)	(33,486)
Additions from acquisition	—	455	473	11,615	585	331	5,166	18,625
Effect of foreign exchange and other adjustments	—	(8)	(225)	(91)	(8)	—	—	(332)

As of September 30, 2020	$8,705	$21,690	$15,202	$129,505	$5,269	$1,731	$15,996	$198,098

Accumulated depreciation
As of January 1, 2020	$(432)	$(1,248)	$(994)	$(3,142)	$(743)	$(160)	$—	$(6,719)
Depreciation	(262)	(988)	(1,532)	(7,397)	(787)	(221)	—	(11,187)
Sale related to sale-leaseback transactions	—	—	—	457	—	—	—	457

As of September 30, 2020	$(694)	$(2,236)	$(2,526)	$(10,082)	$(1,530)	$(381)	$—	$(17,449)

Net book value

As of September 30, 2020	$8,011	$19,454	$12,676	$119,423	$3,739	$1,350	$15,996	$180,649

As of December 31, 2019	$27,575	$14,402	$9,464	$59,823	$1,972	$555	$42,048	$155,839

As of September 30, 2020 and December 31, 2019, costs related to construction at the Company’s facilities were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facility is available for its intended use.

Depreciation of $4.2 million and $1.3 million was incurred during the three months ended September 30, 2020 and 2019, respectively, of which $1.2 million and $0.3 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales—production costs and ending inventory.

Depreciation of $11.2 million and $3.3 million was incurred during the nine months ended September 30, 2020 and 2019, respectively, of which $3.1 million and $0.8 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales—production costs and ending inventory.

As of September 30, 2020, ending inventory includes $0.8 million of capitalized depreciation. For the three months ended September 30, 2020 and 2019, $3.3 million and $1.0 million, respectively, of depreciation was recorded to Cost of sales—production costs, which includes $0.7 million and $0.1 million, respectively, related to depreciation capitalized to inventory in prior quarters. For the nine months ended September 30, 2020 and 2019, $8.3 million and $2.3 million, respectively, of depreciation was recorded to Cost of sales—production costs, which includes $0.4 million and $0.1 million, respectively, related to depreciation capitalized to inventory in prior quarters.

7.	LEASES

Effective January 1, 2019, the Company adopted IFRS 16 Leases. The Company is the lessee in the majority of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 12 months to 20 years. Certain leases permit renewal options, including multiple successive renewal options ranging from 0.5 to 35 years. The Company is reasonably certain to exercise renewal options ranging from 0.5 to 10 years on certain leases.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

As of September 30, 2020 and December 31, 2019, the Company’s leases include the following Right-of-use (“ROU”) assets:

($ in thousands)	September 30, 2020	December 31, 2019
Real estate	$88,751	$46,696
Vehicles	27	—

Total ROU assets	$88,778	$46,696

Included in the ROU assets balance is $18.0 million of additions resulting from the acquisition of CannaRoyalty Corp. (“Origin House”) and $32.8 million of additions related to new leases, partially offset by $0.1 million of terminations for the nine months ended September 30, 2020.

Total interest expense of $5.5 million and $1.6 million was recorded for the three months ended September 30, 2020 and 2019, respectively, and $14.7 million and $4.9 million for the nine months ended September 30, 2020 and 2019, respectively.

Total leasing depreciation of $2.4 million and $1.0 million was recorded for the three months ended September 30, 2020 and 2019, respectively. For the three months ended September 30, 2020 and 2019, $1.3 million and $0.4 million, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

Total leasing depreciation of $6.3 million and $3.0 million was recorded for the nine months ended September 30, 2020 and 2019, respectively. For the nine months ended September 30, 2020 and 2019, $3.4 million and $1.1 million, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

As of September 30, 2020, ending inventory includes $0.3 million of capitalized depreciation. For the three months ended September 30, 2020 and 2019, $1.1 million and $0.6 million, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $0.2 million for both periods presented related to depreciation capitalized to inventory in prior quarters. For the nine months ended September 30, 2020 and 2019, $2.8 million and $2.0 million, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $0.1 million and $0.3 million, respectively, related to depreciation capitalized to inventory in prior quarters.

For short-term leases with durations of twelve months or less, the Company recorded $0.2 million and $15 thousand for the three months ended September 30, 2020 and 2019, respectively, and $0.8 million and $0.2 million for the nine months ended September 30, 2020 and 2019, respectively, in rent expense within Selling, general and administrative expenses. The Company recognizes this expense on a straight-line basis over the lease term.

The Company is the lessor in three real estate operating leasing arrangements and one equipment finance leasing arrangement. For the three and nine months ended September 30, 2020, the Company recorded rental income in Other (expense) income, net of $0.2 million and $0.5 million, respectively, in relation to the operating leases. At September 30, 2020, the Company recorded deferred rent receivable for operating leases of $0.1 million, deferred rent receivable for finance lease of $0.1 million, and a sublease receivable balance of $2 thousand.

During the nine months ended September 30, 2020 the Company entered into and amended certain sale and leaseback agreements whereby the Company sold properties with a total net book value of $33.0 million and recorded a $22 thousand loss on asset sale recorded in Selling, general, and administrative expense in the unaudited Condensed Interim Consolidated Statement of Operations. The new and amended 2020 sale and leaseback transactions resulted in net funding of $29.9 million, a net increase to ROU assets of $25.2 million, a net increase

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

to lease liability of $24.5 million and expected additional tenant improvement allowance reimbursements of $52.9 million, with the remaining impact related to settlement of security deposits, the Hope Heal Health (“HHH”) Loan (“HHH Loan”), and prepaid expenses. The Company had no new sale leaseback transactions during the three months ended September 30, 2020.

The Company has received tenant improvement allowance reimbursements of $20.7 million across all leasing arrangements for the nine months ended September 30, 2020 and expects to receive an additional $54.3 million for these arrangements.

As of September 30, 2020, maturities of lease liabilities were as follows:

($ in thousands)
2020	$8,051
2021	32,248
2022	32,876
2023	33,437
2024	34,424
Thereafter	383,148

Total lease payments	$524,184

Less: interest	(309,923)
Less: tenant improvement allowance	(54,263)

Present value of lease liabilities	159,998

Less: short-term lease liabilities	(24,794)

Present value of long-term lease liabilities	$135,204

8.	INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Investments at Fair Value

The Company has investments in three entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; and Fleurish Cannabis, Inc. (“Fleurish”), an entity that focuses on cannabis production licenses. The 420 Capital, Lighthouse and Fleurish investments are accounted for at fair value. On August 12, 2019, the Company settled its outstanding loan receivable with Lighthouse of $3.3 million through receipt of Lighthouse membership units approximating 1.2% ownership of the parent company, with a fair value of $1.0 million as of September 30, 2020. See Note 20 for additional details. Upon the acquisition of Origin House on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish with a fair value of $0.1 million as of the acquisition date. See Note 13 for additional details.

The Company previously had an investment in MassRoots, Inc. (“MassRoots”), a publicly traded cannabis company, with an ownership stake of less than 1%. However, the Company elected to write off the investment during the three months ended March 31, 2020 as the investment was determined to not have any value.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The following is a summary of the investments at fair value held as of September 30, 2020 and December 31, 2019:

($ in thousands)	September 30, 2020	December 31, 2019
420 Capital	$68	$68
Lighthouse	1,049	1,209
Fleurish	48	—
MassRoots	—	1

Total Investments	$1,165	$1,278

The Company recorded a mark-to-market gain of $0.1 million and a mark-to-market loss of $2 thousand for the three months ended September 30, 2020 and 2019, respectively, and a mark-to-market loss of $0.2 million and $11 thousand for the nine months ended September 30, 2020 and 2019, respectively.

(b)	Investment in Associates

As part of the Origin House acquisition on January 8, 2020, the Company obtained an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the Trichome investment was valued at $4.3 million. The Company’s ownership stake in Trichome upon acquisition and as of September 30, 2020 is approximately 23%.

The following is a summary of the investment in associates accounted for as an equity method investment and held as of September 30, 2020 and December 31, 2019:

($ in thousands)	September 30, 2020	December 31, 2019
Trichome	$3,937	$—

Total Investment	$3,937	$—

The Company recorded a loss on investment of $0.1 million and $0.2 million for the three and nine months ended September 30, 2020, respectively. During the three and nine months ended September 30, 2020, no distributions were made related to investments. For the three and nine months ended September 30, 2019, the Company recorded investment income of $35 thousand and $0.1 million, respectively, and distributions of $39 thousand and $0.1 million, respectively. Prior year investment income and distributions were related to a previously held equity method investment, which was dissolved in the fourth quarter of 2019.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

9.	INTANGIBLE ASSETS AND GOODWILL

The following is a reconciliation of the balances of intangible assets and goodwill from the beginning balances at December 31, 2019 to the ending balances on September 30, 2020:

($ in thousands)	Customer Relationships	Trade Names	Permit Application Costs	Licenses	Other Intangibles(a)	Goodwill	Total
Cost
Balance at January 1, 2020	$6,929	$—	$6,842	$83,447	$2,133	$137,719	$237,070

Additions	—	—	1,418	—	63	—	1,481
Additions from acquisitions	52,200	41,800	—	5,900	2,865	320,322	423,087
Foreign exchange	—	—	—	—	18	5	23
Measurement period adjustments	11,400	(2,100)	—	—	(111)	(6,414)	2,775

Balance at September 30, 2020	$70,529	$39,700	$8,260	$89,347	$4,968	$451,632	$664,436

Accumulated amortization
Balance at January 1, 2020	$(858)	$—	$(3,265)	$—	$(1,022)	$—	$(5,145)

Amortization	(3,202)	(2,978)	(2,628)	—	(2,898)	—	(11,706)

Balance at September 30, 2020	$(4,060)	$(2,978)	$(5,893)	$—	$(3,920)	$—	$(16,851)

Net book value
September 30, 2020	$66,469	$36,722	$2,367	$89,347	$1,048	$451,632	$647,585

December 31, 2019	$6,071	$—	$3,577	$83,447	$1,111	$137,719	$231,925

(a)	Other Intangibles includes market-related, non-compete agreements and internally developed software

During the three months ended March 31, 2020, the Company recorded an impairment charge of $1.2 million on a market-related intangible due to changing market conditions. During the three months ended June 30, 2020, the Company fully recovered the value of this intangible asset and recorded an impairment reversal of $1.2 million.

During the three months ended June 30, 2020, the Company recorded a measurement period adjustment related to the acquisition of Origin House, retrospectively applied to the opening balance sheet date. See Note 13 for further details.

Amortization of $4.2 million and $0.6 million was recorded for the three months ended September 30, 2020 and 2019, respectively, of which $3.3 million and $0.3 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales—production costs and ending inventory.

Amortization of $11.7 million and $1.9 million was recorded for the nine months ended September 30, 2020 and 2019, respectively, of which $9.3 million and $0.9 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales—production costs and ending inventory.

As of September 30, 2020, ending inventory includes $0.3 million of capitalized amortization. For the three months ended September 30, 2020 and 2019, $0.7 million and $0.3 million, respectively, of amortization expense was recorded to Cost of sales—production costs, which includes $0.2 million and $0.1 million, respectively, related to amortization capitalized to inventory in prior quarters. For the nine months ended September 30, 2020 and 2019, $1.9 million and $0.8 million, respectively, of amortization expense was recorded to Cost of sales—production costs, which includes $0.2 million and $0.1 million, respectively, related to amortization capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

10.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

As of September 30, 2020 and December 31, 2019, Accounts payable and other accrued expenses were comprised of the following:

($ in thousands)	September 30, 2020	December 31, 2019
Accounts payable	$28,808	$32,463
Accrued expenses	12,638	24,133
Payroll liabilities	11,185	5,195
Excise taxes payable	7,868	540
Contract liability	1,058	—
Tax penalty	526	455
Property taxes payable	20	48

Total Accounts payable and other accrued expenses	$62,103	$62,834

11.	SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

During the nine months ended September 30, 2020 and 2019, 0.1 million and 0.2 million PVS, respectively, were exchanged for 18.7 million and 31.7 million SVS, respectively, at a rate of 1 PVS for 200 SVS.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares (“SSVS”)

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive if and when declared by the directors of the Company, dividends in cash or property of the Company.

(b)	Issued and Outstanding

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units for the nine months ended September 30, 2020 is as follows:

(in thousands)		Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares(MVS)	Proportionate Voting Shares (PVS)*	Special Subordinate Voting Shares (SSVS)**	Shares to be Cancelled
Beginning balance, January 1, 2020		142,172	73,600	500	57,937	—	—

Options and warrants exercised	Note 11(c), 12	—	1,239	—	12	—	—
RSUs issued	Note 12	—	1,415	—	—	—	—
Issuance of shares related to acquisitions	Note 11(b)(ii-v)	—	69,484	—	242	—	(155)
Cresco LLC redemption	Note 11(d)	(11,224)	11,224	—	—	—	—
PVS converted to SVS	Note 11(a)	—	18,671	—	(18,671)	—	—
Employee taxes on certain share-based payment arrangements	Note 12	—	779	—	—	—	—
Share issuances	Note 11(b)(i)	—	792	—	—	1	—

Ending balance, September 30, 2020		130,948	177,204	500	39,520	1	(155)

*	PVS presented on an “as-converted” basis to SVS (1-to-200)
**	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units for the nine months ended September 30, 2019 is as follows:

(in thousands)		Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)*	Shares to be Issued
Beginning balance, January 1, 2019		143,844	26,711	500	82,803	3,020

Stock options exercised		—	151	—	440	—
Warrants exercised		—	170	—	—	—
Issuance of MedMar shares		—	—	—	3,020	(3,020)
PVS converted to SVS	Note 11(a)	—	31,676	—	(31,676)	—
Cresco LLC redemption		(1,456)	1,456	—	—	—
Share issuance from equity raise		—	7,350	—	—	—

Ending balance, September 30, 2019		142,388	67,514	500	54,587	—

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

(i)	Share Issuances

In December 2019, the Company entered an agreement (“ATM Offering”) with Canaccord Genuity Corp to sell up to C$55 million SVS at an at-the-market price. During the three and nine months ended September 30, 2020, the Company issued 0.7 million shares at a weighted average price of $4.72 per share and 0.8 million shares at a weighted average price of $4.70 per share. During the three and nine months ended September 30, 2020, gross proceeds were $3.2 million, offset by equity issuance costs of $0.2 million, and $3.5 million, offset by equity issuance costs of $0.2 million, respectively. During the nine months ended September 30, 2020, the Company issued 44 thousand SVS, valued at $0.2 million. The Company recognized gains of $0.9 million in equity during the three and nine months ended September 30, 2020 related to share issuances for shares withheld for employee taxes on certain share-based payment arrangements as a result of the change in share price between employee exercise and sale of shares.

The Company issued 1 thousand SSVS (as-converted), valued at $3 thousand during the nine months ended September 30, 2020. No SSVS were issued during the three months ended September 30, 2020.

(ii)	Issuance of Shares—Origin House

In January 2020, in conjunction with the acquisition of Origin House, the Company issued 66.5 million SVS, valued at $396.6 million.

During the nine months ended September 30, 2020, the Company issued 1.1 thousand SVS, valued at $3.7 million, to satisfy certain obligations related to deferred consideration related to legacy acquisitions by Origin House.

In May 2020, the Company issued 0.3 million SVS, valued at $1.0 million, in accordance with the post combination remuneration agreement associated with Origin House’s previous acquisition of FloraCal.

In May 2020, the Company also issued 0.8 million SVS, valued at $2.2 million, to settle the deferred consideration associated with Origin House’s previous acquisition of Cub City, LLC (“Cub City”). See Note 13 for further details.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

During the three months ended September 30, 2020 the Company cancelled 0.2 million shares in connection with the settlement of the previously disclosed contingent liability related to the Origin House acquisition. See Note 19 for further details.

(iii)	Issuance of Shares—MedMar Lakeview

In April 2020, the Company issued 0.1 million SVS, valued at $0.4 million, to satisfy certain obligations related to contingent consideration.

In August 2020, the Company issued 19 thousand SVS, valued at $0.1 million, to satisfy certain obligations related to contingent consideration

(iv)	Issuance of Shares—Valley Agriceuticals, LLC (“Valley Ag”)

During the nine months ended September 30, 2020, the Company issued a total of 0.3 million PVS (as-converted), valued at $1.2 million, to satisfy certain obligations related to interest on deferred consideration. In May 2020, the Company issued 0.5 million SVS, valued at $1.5 million, to satisfy a portion of the Company’s make-whole liability. See Note 13 and Note 20 for further details.

(v)	Issuance of Shares—Tryke

In April 2020, the Company issued 0.3 million SVS, valued at $1.3 million, in accordance with the termination agreement which canceled the previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates.

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one PVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants*	Weighted- average exercise price
Balance as of January 1, 2020	6,453,784	$7.73
Exercised	(12,000)	4.24

Balance as of September 30, 2020	6,441,784	$7.73

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

During the nine months ended September 30, 2020, the Company recorded $0.1 million of warrant exercises into share capital. Of the 6.4 million warrants outstanding, 6.2 million warrants are from issuances to underwriters associated with the September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants. The warrants associated with the September 2019 financing and the Valley Ag acquisition are classified as long-term derivative liabilities, and the Randsburg warrants are classified as short-term derivative liabilities. See Note 20 for information about valuation of liability-classified warrants.

No equity-classified warrants were issued during the nine months ended September 30, 2020 and 2019.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

(d)	Distribution to Non-controlling Interest Holders

During the three months ended June 30, 2020, in accordance with the underlying operating agreements, the Company declared required tax distribution amounts to 2019 unit holders of Cresco Labs, LLC and other minority holders of $9.5 million, and made related payments of $0.5 million. During the three months ended September 30, 2020, the remaining $9.0 million was paid to the 2019 unit holders.

During the three and nine months ended September 30, 2020, the Company declared and made additional tax-related distributions to 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $7.2 million. These distributions reduced non-controlling interest upon payment.

During the second quarter of 2019, in accordance with the operating agreement of Cresco Labs LLC, the Company declared a distribution of profits to holders of Cresco Labs, LLC units during 2018. During the nine months ended September 30, 2019 the Company made distributions of $3.6 million, reducing non-controlling interest of Cresco Labs, LLC by $0.7 million for distributions to members who hold Redeemable Units. The remaining $2.9 million distribution was recorded as an increase to accumulated deficit.

During the three months ended September 30, 2020, in accordance with the underlying operating agreements, the company declared required cash distributions to the minority interest holders of MedMar Rockford, LLC. The total declared distribution was $0.6 million, which will reduce non-controlling interest upon payment. During the nine months ended September 30,2020, $nil was paid, and the $0.6 million liability was recorded in contributed surplus.

(e)	Changes in Ownership and Non-controlling Interests

In the nine months ended September 30, 2020, redemptions of 11.2 million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 4.4% in non-controlling interest in Cresco Labs, LLC, an increase to accumulated deficit of $55.7 million, and a decrease of $9.4 million in non-controlling interest.

In April 2020, the holders of the non-controlling interest put option previously recorded as a derivative liability related to the acquisition of PDI exercised the right to put their shares to the Company at a predetermined price. This transaction resulted in a change of NCI for PDI from 2% as of March 31, 2020 to 0% as of June 30, 2020. See Note 20 for additional details regarding the put option.

In February 2019, the Company acquired an additional 1% of Phoenix Farms of Illinois, LLC decreasing non-controlling interest from 11% to 10%. The consideration paid was $0.2 million. This resulted in a $0.2 million increase in accumulated deficit and a $34 thousand decrease in non-controlling interest.

In May 2019, the Company acquired the remaining 10% of non-controlling interest from Phoenix Farms of Illinois, LLC. The consideration paid was $0.6 million, which resulted in a $0.3 million increase in accumulated deficit and a $0.4 million decrease in non-controlling interest.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

As of and for the nine months ended September 30, 2020, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands) September 30, 2020	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1]	Eliminations	Total

Non-current assets	3,504	32,094	20,987	10,801	18,817	863,352	—	949,555
Current assets	28,221	17,502	24,065	38,597	73,618	203,842	(128,751)	257,094
Non-current liabilities	—	(11,505)	(2,222)	(7,179)	(9,101)	(191,287)	—	(221,294)
Current liabilities	(22,179)	(23,805)	(16,238)	(42,292)	(109,955)	(167,941)	138,679	(243,731)

Net assets	9,546	14,286	26,592	(73)	(26,621)	707,966	9,928	741,624

Net assets attributable to NCI	3,207	3,183	3,237	92	(4,833)	124,911 [3]	—	129,797

Revenue	12,565	21,290	22,390	10,611	13,609	255,385	(21,916)	313,934
Gross profit	7,625	11,420	12,102	2,519	(4,335)	159,147	(238)	188,240

Total comprehensive income (loss)	8,481	2,904	5,811	(5,823)	(9,466)	(15,096)	—	(13,189)

Comprehensive income (loss) allocated to NCI	2,120	360	1,453	(58)	(1,893)	18,574	—	20,556

NCI percentage at September 30, 2020	25%[1]	12.4%[2]	25%[2]	1.0%[1]	20.0%[1]	51.8%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 51.8% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

As of and for the twelve months ended December 31, 2019, non-controlling interest included the following amounts after intercompany eliminations:

($ in thousands) December 31, 2019	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other Entities including Cresco Labs, LLC[1]	Total
Non-current assets	3,185	20,231	17,855	12,575	23,317	380,053	457,216
Current assets	3,075	1,037	1,356	5,186	15,579	133,105	159,338
Non-current liabilities	—	(1,803)	(1,824)	(95)	(13,940)	(126,100)	(143,762)
Current liabilities	(907)	(718)	(955)	(1,061)	(4,669)	(141,859)	(150,169)

Net assets	5,353	18,747	16,432	16,605	20,287	245,199	322,623

Net assets attributable to NCI	1,567	2,658	2,330	150	(2,940)	131,776	135,541

Revenue	5,593	4,088	5,310	2,212	12,042	99,289	128,534
Gross profit	6,303	1,999	2,564	(1,972)	(6,749)	61,936	64,081

Total comprehensive income (loss)	5,747	(981)	(556)	(6,278)	(15,308)	(47,926)	(65,302)

Comprehensive income (loss) allocated to NCI	1,437	(122)	(139)	(63)	(3,062)	(20,152)	(22,101)

NCI percentage at December 31, 2019	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	56.2%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 56.2% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

12.	SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS.

A summary of the status of the options outstanding consisted of the following:

	Number of stock options outstanding	Weighted- average exercise price
Outstanding—January 1, 2020	22,370,168	$3.19
Granted	6,276,009	4.47
Exercised	(1,618,243)	1.76
Origin House replacement awards	629,275	4.24
Forfeited	(5,296,250)	2.70

Outstanding—September 30, 2020	22,360,959	$3.75

Exercisable—September 30, 2020	8,477,031	$2.79

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The following table summarizes the stock options outstanding as of September 30, 2020:

	Stock		Stock
	options	Exercise	options
Expiration date	outstanding	price	exercisable
October 2022	17,578	$2.99	17,578
February 2023	14,062	4.56	14,062
April 2025	1,758	4.29	1,758
May 2025	17,577	5.74	17,577
June 2025	205,273	0.50 - 5.53	205,273
July 2025	3,516	5.18	3,516
August 2025	5,273	5.29	5,273
September 2025	125,000	1.00	125,000
January - March 2026	75,000	1.00	75,000
May - June 2026	600,000	1.00	600,000
November - December 2026	20,000	1.00	11,250
January 2027	5,000	1.00	3,750
September 2027	2,222	1.00	2,222
October 2027	200,000	1.00	132,600
November 2027	250,000	1.00 - 1.14	75,000
December 2027	468,740	1.14 - 3.98	343,740
March 2028	260,972	1.14 - 2.25	122,638
May - June 2028	710,000	2.25	335,000
July 2028	235,000	2.25 - 3.75	123,056
August 2028	409,370	3.75 - 6.02	246,870
September 2028	7,264,374	1.13 - 3.75	3,969,874
October - November 2028	1,988,750	3.75	443,750
December 2028	220,000	6.50	55,000
February 2029	85,000	1.00 - 6.50	21,250
March 2029	272,000	11.25	68,000
June 2029	1,240,000	10.28	310,000
September 2029	1,190,000	5.90	297,500
December 2029	582,000	6.86	—
March 2030	597,000	2.99	—
May 2030	3,828,950	4.56	828,950
June 2030	885,000	4.11	—
July 2030	21,544	5.39	21,544
September 2030	560,000	6.00	—

	22,360,959		8,477,031

Weighted average stock price of options on the dates on which options were exercised during the nine months ended September 30, 2020 and 2019 was $5.35 and $8.04 per option, respectively.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The fair value of stock options granted under the Plan during the nine months ended September 30, 2020 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

September 30, 2020
Risk-free annual interest rate	0.63% to 1.79%
Expected annual dividend yield	0%
Expected stock price volatility	65% to 81%
Expected life of stock options	5 to 7 years
Forfeiture rate	5% to 15%
Fair value at grant date	$ 1.84 to $3.75
Stock price at grant date	$2.99 to $6.00
Exercise price range	$2.99 to $6.55

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options.

During the three and nine months ended September 30, 2020, the weighted-average fair value of stock options granted was $3.75 and $2.66 per option, respectively. During the three and nine months ended September 30, 2019, the weighted-average fair value of stock options granted was $5.71 and $4.08 per option, respectively. As of September 30, 2020, stock options outstanding have a weighted-average remaining contractual life of 8.4 years.

In the nine months ended September 30, 2020, the Company issued 0.6 million replacement options with a weighted average exercise price of $4.24 per option in connection with the Origin House acquisition. The replacement options have expiration dates ranging between October 2022 and August 2028. As of September 30, 2020, 0.5 million options with a weighted average exercise price of $4.65 per option are exercisable.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

Restricted Stock Units (“RSUs”)

During 2019, the Company established an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant. A number of RSUs granted have the ability to settle in cash. These awards have been determined to be liability-classified awards and are required to be marked-to-market as of the end of each reporting period. As of September 30, 2020 and December 31, 2019, the Company recorded $32 thousand and $0.3 million, respectively, in Deferred consideration, contingent consideration and other payables on the unaudited Condensed Interim Consolidated Statements of Financial Position related to these awards.

A summary of outstanding RSUs is provided below:

	Number of	Weighted
	RSUs	average
	outstanding	fair value
Outstanding—January 1, 2020	404,215	$8.58
Granted	661,190	6.00
Origin House replacement awards	3,430,456	5.96
Vested and settled	(2,207,627)	4.84
Forfeited	(48,198)	9.37

Outstanding—September 30, 2020	2,240,036	$7.47

Liability classified as of September 30, 2020	7,813	$4.11

Of the liability classified awards above, 8 thousand awards vested in July 2020 pending issuance into shares. In the nine months ended September 30, 2020, the Company issued 3.4 million replacement RSUs with a weighted average fair value of $5.96 per share in connection with the Origin House acquisition. As a result of the acquisition, the vesting of the replacement RSUs was accelerated, with Canadian participants having the option to defer settlement. As such, there is no post-acquisition compensation expense required for these awards.

Deferred Share Awards

In the nine months ended September 30, 2020, the Company issued 1.6 million replacement deferred share awards in connection with the Origin House acquisition. The awards have a fair value of $5.96 per share, which is based on the Company’s share price as of the acquisition date. The award issuances were deferred through September and October 2020 as part of Origin House’s acquisition of RVR Distribution in 2018. Awards are considered to be fully vested as of the acquisition date and therefore require no post-acquisition compensation expense. During the nine months ended September 30, 2020, 1.1 million shares settled into share capital. The remaining 0.5 million shares are pending issuance into shares as of September 30, 2020.

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $2.8 million and $5.5 million for the three months ended September 30, 2020 and 2019, respectively. For the three months ended September 30, 2020 and 2019, the Company expensed $2.8 million and $4.0 million, respectively, to Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

The Company recorded compensation expense for option awards in the amount of $10.8 million and $12.1 million for the nine months ended September 30, 2020 and 2019, respectively. For the nine months ended September 30, 2020 and 2019, the Company expensed $10.6 million and $9.8 million, respectively, to Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of September 30, 2020 for option awards is $17.7 million and will be recorded over the course of the next four years.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The Company recorded compensation expense for RSU awards in the amount of $0.1 million and $nil for the three months ended September 30, 2020 and 2019, respectively, of which $26 thousand and $nil, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. The Company recorded compensation expense for RSU awards in the amount of $0.5 million and $nil for the nine months ended September 30, 2020 and 2019, respectively, of which $0.1 million and $nil, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of September 30, 2020 is $4.4 million and will be recognized over the course of the next three years.

The Company recorded post-acquisition compensation expense for replacement options in the amount of $36 thousand and $44 thousand for the three and nine months ended September 30, 2020, respectively, in Selling, general and administrative expenses. Unrecognized compensation for replacement options was $16 thousand as of September 30, 2020 and will be recognized through the third quarter of 2021.

As of September 30, 2020, ending inventory includes $41 thousand of capitalized compensation expense related to both options and RSUs. For the three months ended September 30, 2020 and 2019, $0.2 million and $0.5 million, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $0.2 million and $0.3 million, respectively, related to compensation expense capitalized to inventory in prior quarters. For the nine months ended September 30, 2020 and 2019, $1.6 million and $0.9 million, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $0.9 million and $0.1 million, respectively, related to compensation expense capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

13.	ACQUISITIONS

(a)	Business Combinations

The table below summarizes business combinations completed during the nine months ended September 30, 2020:

Completed during the nine months ended September 30, 2020	Origin House
($ in thousands)

Total consideration
Common shares issued	$396,575
Replacement awards	31,671

Total consideration	$428,246

Net identifiable assets (liabilities) acquired
Cash	$32,984
Accounts receivable	7,565
Inventory	14,658
Biological assets	2,002
Other current assets	2,197
Property and equipment	18,625
Right-of-use assets	17,984
Loans receivable, long-term	331
Investment in associate	4,302
Investments	139
Customer relationships	63,600
Trade names	39,700
Licenses	5,900
Market related intangibles	2,374
Internally developed software	380

Total identifiable assets acquired	$212,741

Short-term liabilities	$(24,349)
Lease liabilities	(18,002)
Deferred and contingent consideration	(3,807)
Notes payable	(22,045)
Deferred tax liabilities	(30,200)

Net identifiable assets acquired	$114,338

Purchase price allocation
Net identifiable assets acquired	$114,338
Goodwill	313,908

Total consideration	$428,246

Under IFRS 3, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of the acquisition date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date. During the nine months ended September 30, 2020, the Company updated its valuation of Origin House intangible assets acquired, which resulted in an increase of $9.2 million to the acquisition date value of intangible assets and an associated increase of $2.8 million to the acquisition date value of the deferred tax liability, resulting in

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

an offsetting reduction in goodwill. The Condensed Interim Consolidated Financial Statements and the above purchase price allocation schedule have been retrospectively adjusted for this measurement period adjustment. The purchase price allocation for the Origin House transaction is substantially complete, with the exception of certain amounts related to income taxes.

(i)	Origin House

On January 8, 2020, the Company announced that it had closed its acquisition of 100% of the membership interests of Origin House. As a result of this acquisition, the Company now holds additional licenses to cultivate and process medical and adult-use marijuana and new licenses to distribute medical and adult-use cannabis in the State of California. Additionally, the Company now holds licenses to operate a nicotine vape business in Canada with retail, online and wholesale revenues, as well as franchise locations.

Total consideration for the acquisition was $428.2 million and consisted of 66.5 million SVS issued as of the acquisition date, valued at $396.6 million, and 5.7 million replacement awards, valued at $31.7 million, which is comprised of 3.4 million replacement RSUs, 1.6 million deferred share awards and 0.6 million replacement options. The Company recorded an increase of $36 thousand and $44 thousand of post- acquisition share-based compensation expense related to the replacement options for the three and nine months ended September 30, 2020, respectively. See Note 12 for additional details.

As part of the acquisition, the Company recorded reserves of $0.1 million for potential payments contingent on future events. The matter was settled during the three months ended September 30, 2020 and is recorded within Accounts payable and other accrued expenses.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Origin House acquisition had occurred as of January 1, 2020. These pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results.

Total pro forma Revenue and Net loss for the combined company for the nine months ended September 30, 2020 was $314.6 million and $13.6 million, respectively.

Contributed revenue and Net loss from the Origin House acquisition for the three months ended September 30, 2020 was $28.4 million and $6.1 million, respectively, and $61.7 million and $24.8 million, respectively for the nine months ended September 30, 2020.

Since the first quarter of 2019, the Company has recorded transaction costs of $5.5 million in connection with the Origin House acquisition as Selling, general and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

(b)	Deferred Consideration, Contingent Consideration and Other Payables

The following is a summary of deferred consideration and other payables balances as of September 30, 2020 and December 31, 2019, which are classified as short term:

($ in thousands)	IFRS 9 classification	September 30, 2020	December 31, 2019
MedMar contingent consideration liability for tax payments	FVTPL	$2,000	$2,000
MedMar contingent consideration liability	FVTPL	—	1,927
Interest payable—short term	Amortized Cost	—	1,464
HHH deferred consideration	FVTPL	—	27,237
Valley Ag deferred consideration	Amortized Cost	—	18,750
Valley Ag operating cash flows consideration	FVTPL	7,745	7,423
Valley Ag make-whole liability	FVTPL	—	800
Liability-classified equity awards	FVTPL	32	339

Total Deferred consideration, contingent consideration and other payables		$9,777	$59,940

Decreases in deferred consideration between December 31, 2019 and September 30, 2020 are due to fair value adjustments and payments of deferred consideration related to acquisitions of MedMar, HHH and Valley Ag.

For the three and nine months ended September 30, 2020, the Company recognized a mark-to-market loss of $16 thousand and $73 thousand, respectively, on MedMar’s contingent consideration liability. During the nine months ended September 30, 2020, the Company settled the contingent consideration liability with the issuance of 0.1 million SVS, valued at $0.5 million, and a cash payment of $1.5 million. As of September 30, 2020, the Company still retains the $2.0 million contingent consideration liability for tax payments which is based on the counterparty’s expected tax liability for total consideration transferred for the acquisition. The Company expects to settle the remaining contingent consideration liability during the fourth quarter of 2020.

During the nine months ended September 30, 2020, the Company paid $27.5 million to settle the HHH deferred consideration and recorded $0.3 million in interest expense.

During the nine months ended September 30, 2020, the Company paid $18.8 million and issued 0.3 million PVS (as-converted), valued at $1.3 million, to settle the Valley Ag deferred consideration and corresponding interest payable.

During the three and nine months ended September 30, 2020, the Company recorded $0.6 million and $0.3 million in interest expense, respectively, related to Valley Ag operating cash flows consideration. As of September 30, 2020, the estimated liability of $7.7 million is based on the present value of expected payments associated with future cashflows of the acquired business.

During the three months ended September 30, 2020, due to changes in the Company’s stock price, the Company is no longer required to make additional payments in relation to the make-whole adjustment liability related to its Valley Ag acquisition. As a result, the Company recognized a mark-to-market gain of $1.1 million during the three months ended September 30, 2020 bringing the total mark-to-market loss for the year-to-date period to $0.7 million. During the nine months ended September 30, 2020 the Company made payments 0.5 million SVS valued at $1.5 million. The net effect of payments made and mark-to-market adjustments recognized brings the make-whole adjustment liability related to the Valley Ag acquisition to $nil as of September 30, 2020.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The Company’s liability related to liability-classified equity awards decreased to $32 thousand as of September 30, 2020 due to changes in the Company’s share price and settlement of vested awards. See Note 12 for further details.

In connection with the Origin House acquisition, the Company acquired deferred consideration liabilities valued at $3.8 million, primarily related to $3.7 million of deferred consideration associated with Origin House’s previous acquisition of Cub City. In May 2020, the Company settled these obligations through issuance of 0.8 million SVS, valued at $2.2 million and cash payment of $1.5 million. In May 2020, the Company issued 0.3 million shares, valued at $1.0 million, in accordance with the post combination remuneration agreement with FloraCal.

The Company holds various real estate property approximating $10.0 million in fair value as collateral for certain deferred payment obligations.

(c)	Long-term Contingent Consideration

The following is a summary of the long-term contingent consideration as of September 30, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	September 30, 2020	December 31, 2019
Valley Ag contingent consideration	FVTPL	$11,638	$21,901

Total Long-term contingent consideration		$11,638	$21,901

During the three and nine months ended September 30, 2020, the Company recorded a mark-to-market fair value gain of $1.5 million and $10.3 million, respectively, related to contingent equity consideration for its Valley Ag acquisition. As of September 30, 2020, the estimated liability of $11.6 million is based on the present value of potential payments associated with market conditions and changes in the Company’s stock price.

14.	LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s loans payable balances as of September 30, 2020 and December 31, 2019:

($ in thousands)	September 30, 2020	December 31, 2019
OCN Loan	$18,652	$—
HHH Loan	—	550
Term Loan	96,531	—
Interest payable	3,715	—

Total borrowings and interest payable	118,898	550

Less Short-term borrowings and interest payable	(111,532)	—

Total Long-term notes and loans payable	$7,366	$550

(a)	Senior Secured Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100 million, with the option to increase the principal amount to $200 million. Of the $100 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The Tranche A Commitment accrues interest at a rate of 12.7% per annum, payable in cash quarterly, and has a stated maturity of July 2021. The Tranche B Commitment accrues interest at a rate of 13.2% per annum, payable in cash quarterly, and has a stated maturity of January 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan are 17.0% and 16.1%, respectively. The Company capitalized $5.5 million and $0.4 million, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.

The Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Term Loan also contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness.

The Company may redeem in whole or in part the Term Loan at any time prior to the stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest and fees.

For the three and nine months ended September 30, 2020, the Company recognized interest expense of $4.1 million and $11.0 million, respectively, including interest expense related to the amortization of the debt issuance costs of $0.9 million and $2.4 million, respectively.

As of September 30, 2020, the Company is in compliance with all covenants related to the Term Loan.

(b)	Other Loans

In conjunction with its October 1, 2019 acquisition of HHH, the Company recorded a long-term liability for the HHH Loan for an aggregate balance of $0.6 million with a stated maturity of June 2021. During the three months ended June 30, 2020, the Company paid off the $0.6 million outstanding principal balance as part of a sale-leaseback transaction. See Note 7 for additional details on the transaction.

In conjunction with its January 8, 2020 acquisition of Origin House, the Company recorded a short-term liability with Opaskwayak Cree Nation (the “OCN Loan”) for an aggregate balance of $22.0 million as of the acquisition date, subject to a 10% interest rate and a stated maturity of June 2020. The weighted average effective interest rate of the OCN Loan was 23.8%.

On June 30, 2020, the OCN Loan was amended to extend the maturity date from June 30, 2020 to June 30, 2021 for an extension fee of $0.6 million which is recorded within Accounts payable and other accrued expenses and is amortized over the extended term. Fees, interest and principal payments are made in regular monthly installments through the maturity date. As a result of the non-substantial debt modification, the effective interest rate increased to 27.1% and a gain on debt modification of $1.1 million was recognized.

On September 29, 2020, the OCN Loan was amended to restate the principal repayment terms for an extension fee of $0.1 million which is recorded within Accounts payable and other accrued expenses. Fees, interest and principal payments will be made in regular monthly installments through the maturity date. As a result of the non-substantial debt modification, the effective interest rate decreased to 18.8% and a loss on debt modification of $40 thousand was recognized.

For the three and nine months ended September 30, 2020, the Company recognized interest expense of $1.3 million and $3.8 million, respectively, including interest expense related to the accretion of discount on the OCN Loan of $0.8 million and $2.2 million, respectively.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

15.	REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, primarily due to the Company’s contracts with its customers, for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
Wholesale	$90,470	$23,585	$183,550	$53,650
Dispensary	62,828	12,622	130,384	33,502

Total Revenue	$153,298	$36,207	$313,934	$87,152

The Company generates revenue at the point in time the control of the product is transferred to the customer, as the Company has a right to payment, and the customer has assumed significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

(b)	Loyalty Programs

The Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.025 and $0.10 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of September 30, 2020, there were 54 million points outstanding, with an approximate value of $0.7 million. The Company expects the outstanding loyalty points will be redeemed within one year.

16.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For the three and nine months ended September 30, 2020 and 2019, Selling, general and administrative expenses consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
Salaries and related	$21,434	$7,333	$58,744	17,101
Office and other facility expenses	4,826	628	12,120	1,576
Excise taxes	4,311	1,286	8,526	2,776
Advertising and marketing	4,166	2,709	10,930	7,351
Consulting and professional fees	3,907	6,063	20,684	13,676
Share-based compensation	2,839	3,991	10,915	9,841
Technology	2,274	483	5,427	1,014
Insurance	1,068	413	3,127	1,385
Travel and entertainment	658	912	3,290	2,357
Business expansion costs	26	77	1,566	841
Other	1,254	1,579	3,273	4,034

Total Selling, general and administrative expenses	$46,763	$25,474	$138,602	$61,952

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

17.	OTHER (EXPENSE) INCOME, NET

For the three and nine months ended September 30, 2020 and 2019, Other income (expense), net consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
(Loss) gain on derivative instruments (Note 20)	$(4,122)	$1,459	$2,265	$1,233
Gain (loss) on changes in fair value of deferred and contingent consideration (Note 13)	1,465	(93)	8,425	(815)
(Loss) gain on debt modification (Note 14)	(40)	—	1,044	—
Gain on changes in fair value of loans receivable (Note 20)	139	1,288	431	1,288
Impairment on loan receivable (Note 20)	(307)	—	(420)	—
Dividend income	—	10	—	97
Unrealized gain (loss) on investments held at fair value (Note 8)	71	(2)	(246)	(11)
Loss on foreign currency	(313)	(18)	(135)	(28)
Other income	124	70	436	195

Total Other (expense) income, net	$(2,983)	$2,714	$11,800	$1,959

18.	RELATED PARTY TRANSACTIONS

(a)	Compensation of Key Management Personnel

The Company’s key management personnel, consisting of the executive management team and management directors, have the authority and responsibility for planning, directing, and controlling the activities of the Company. Other than the lease and lending arrangements described below, for the nine months ended September 30, 2020, there were no material changes to other related party transactions disclosed in the annual consolidated financial statements for the years ended December 31, 2019 and 2018.

Key management personnel compensation for the three and nine months ended September 30, 2020 and 2019 was as follows:

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
Management compensation	$1,769	$907	$4,735	$1,970
Share-based compensation expense	1,304	981	7,173	2,918

Total	$3,073	$1,888	$11,908	$4,888

As of September 30, 2020 and December 31, 2019, the Company had receivables of $0.2 million and $0.7 million, respectively, with key management personnel.

As of September 30, 2020 and December 31, 2019, the Company had payables of $1.7 million and $0.1 million, respectively, with key management personnel.

Key management personnel hold 112.7 million redeemable units of Cresco Labs, LLC, which is equal to $122.5 million of Non-controlling interests as of September 30, 2020.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

(b)	Related Parties—Debt

As of September 30, 2020, the Company had borrowings with related parties of $15.0 million related to the Company’s Term Loan. See Note 14 for additional details.

(c)	Related Parties—Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar, Inc. The lease liabilities were incurred in January 2019 and will expire in 2027 through 2036.

The Company has lease liabilities for real estate lease agreements in which the lessor is a member of key management personnel. The lease liabilities were incurred during sale and leaseback transactions executed during the nine months ended September 30, 2020 and will expire in 2030. For the three and nine months ended September 30, 2020, the sale and leaseback transactions resulted in net funding of $nil and $8.8 million, respectively. During the three and nine months ended September 30, 2020, the Company received tenant improvement allowance reimbursements of $nil and $0.8 million related to these lease agreements and expects to receive further reimbursements of $1.7 million as of September 30, 2020.

Below is a summary of the expense resulting from the related party lease liabilities for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30, 2020		Three months ended September 30, 2019
($ in thousands)	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$62	$360	$98	$430
Finance lease liability; lessor has minority interest in MedMar	68	107	39	45
Finance lease liability; lessor is a member of key management personnel	250	240	—	—

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$224	$1,176	$296	$1,262
Finance lease liability; lessor has minority interest in MedMar	143	194	116	135
Finance lease liability; lessor is a member of key management personnel	329	362	—	—

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities. The ROU asset and lease liability for SLO’s lease assumes all lease extension options are exercised.

	As of September 30, 2020		As of December 31, 2019
($ in thousands)	ROU asset	Lease liability	ROU asset	Lease liability
Finance lease liability; lessor has minority interest in SLO	$3,677	$6,684	$9,930	$11,727
Finance lease liability; lessor has minority interest in MedMar	2,234	2,473	1,292	1,380
Finance lease liability; lessor is a member of key management personnel	8,541	7,028	—	—

19.	COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in substantial compliance with applicable local and state regulations as of September 30, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future. During the nine months ended September 30, 2020, the Company recorded a contingent liability of $0.1 million related to the Origin House acquisition. During the three months ended September 30, 2020, the Company reached an agreement to settle the previously recorded $0.1 million contingent liability related to the Origin House acquisition. The payment to settle the liability will be made during Q4 and the balance due is recorded within Accounts payable and other accrued expenses.

20.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or FVTPL. The carrying values of financial instruments held at amortized cost approximate their fair values as of September 30, 2020 and December 31, 2019 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at FVTPL.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

•	Level 2—Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3—Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the year. The following table summarizes the Company’s financial instruments as of September 30, 2020 and December 31, 2019:

	September 30, 2020
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$57,689	$—	$—	$—	$57,689
Restricted cash[1]	1,928	—	—	—	1,928
Accounts receivable, net	27,548	—	—	—	27,548
Loans receivable, short-term	624	—	2,077	—	2,701
Loans receivable, long-term	1,409	—	18,728	—	20,137
Security deposits	3,610	—	—	—	3,610

Financial Liabilities:
Accounts payable and other accrued expenses	$62,103	$—	$—	$—	$62,103
Short-term borrowings	111,532	—	—	—	111,532
Current portion of lease liabilities	24,794	—	—	—	24,794
Deferred consideration, contingent consideration and other payables	—	—	—	9,777	9,777
Derivative liabilities, short-term	—	—	26	—	26
Derivative liabilities, long-term	—	—	14,209	—	14,209
Lease liabilities	135,204	—	—	—	135,204
Deferred consideration and contingent consideration	—	—	—	11,638	11,638
Long-term notes payable and loans payable	7,366	—	—	—	7,366

	December 31, 2019
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$49,102	$—	$—	$—	$49,102
Restricted cash[1]	5,050	—	—	—	5,050
Accounts receivable, net	16,455	—	—	—	16,455
Loans receivable, short-term	644	—	—	—	644
Loans receivable, long-term	390	—	18,243	—	18,633
Security deposits	1,084	—	—	—	1,084

Financial Liabilities:
Accounts payable and other accrued expenses	$62,834	$—	$—	$—	$62,834
Current portion of lease liabilities	12,019	—	—	—	12,019
Deferred consideration, contingent consideration and other payables	20,214	—	28,037	11,689	59,940
Derivative liabilities, short-term	—	—	178	—	178
Derivative liabilities, long-term	—	—	15,243	—	15,243
Lease liabilities	82,856	—	—	—	82,856
Deferred consideration and contingent consideration	—	—	—	21,901	21,901
Long-term notes payable and loans payable	550	—	—	—	550

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, and facility licensing requirements.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and IFRS 9 classifications (discussed further below) as of September 30, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	September 30, 2020	December 31, 2019
Short-term loans receivable—Lighthouse	FVTPL	$2,077	$—
Interest receivable—Short-term loans	Amortized cost	356	121
Current portion of Interest receivable—Long-term loans	Amortized cost	268	523

Total Loans receivable, short-term		$2,701	$644

(b)	Loans receivable, short-term with Derivative Features

On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. At inception, the loan had a maturity of 18 months. The loan includes an option for the Company to convert into additional membership units. As of September 30, 2020, this loan had a fair value of $2.1 million. As of December 31, 2019, this loan had a fair value of $2.2 million and was classified as a Loans receivable, long-term. This loan is measured at FVTPL and transferred classification from a long-term loan receivable to a short-term loan receivable in the current year. See Note 8 for discussion of the Company’s investment in Lighthouse.

Expected Credit Loss (“ECL”)

The Company calculates ECLs for short-term loan receivables and restricted cash by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgment. The Company recognized impairment losses of $46 thousand and $0.2 million during the three and nine months ended September 30, 2020, respectively, and $nil during both the three and nine months ended September 30, 2019 on Loans receivable, short-term.

(c)	Loans Receivable, Long-Term

The Company entered into certain loan arrangements with Verdant Creations, LLC that contained embedded derivatives comprising of a call and put option and a stated interest rate of 5.25%. Settlement of the instruments varies based on contingent events and returns are not fixed. As such, the Company records this loan receivable at FVTPL. Each period, the loan is measured using a probability-weighting analysis of expected outcomes, which utilizes Level 3 inputs. The inputs included market rates ranging from 3.2% to 17.0%, a risk-free rate of 0.1% and expected settlement timing of 0.25 years. Changes in Level 3 inputs and assumptions utilized resulted in a fair value gain of $0.1 million and $0.4 million for the three and nine months ended September 30, 2020, respectively, and $1.3 million for both the three and nine months ended September 30, 2019. The loan had a fair value of $18.7 million and $16.0 million as of September 30, 2020 and December 31, 2019, respectively. Interest receivable attributable to the loan was $0.8 million as of September 30, 2020 and $nil as of December 31, 2019. During the three months ended September 30, 2020, an amendment to the loan agreement increased the maximum loan commitment by $1.4 million from $15.5 million to $16.9 million. At September 30, 2020 and December 31, 2019, of the maximum loan commitment, $16.2 million and $10.7 million, respectively, had been drawn on these loans.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a fair value of $0.3 million at both the acquisition date and September 30, 2020.

As of September 30, 2020 and December 31, 2019, the Company had additional loan receivables of $0.3 million and $0.4 million, respectively. The Company records this loan receivable at amortized cost and has a stated interest rate of 10.0%.

Expected Credit Loss (“ECL”)

The Company calculates ECLs for long-term loan receivables and restricted cash by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgment. The Company recognized impairment losses of $0.3 million during both the three and nine months ended September 30, 2020 and $nil during both the three and nine months ended September 30, 2019 on Loans receivable, long-term.

(d)	Derivative Liability

In conjunction with its acquisition of PDI, the Company recorded a derivative liability of $0.2 million at the acquisition date for an NCI put option, by which the remaining NCI holders could put their shares for a fixed amount of cash within one year of the acquisition legal close/funding date. The derivative was valued using a discount rate of 9.0%. In April 2020, these holders exercised their put option which resulted in the Company paying $0.2 million to purchase the unowned interest of PDI. As a result, during Q2 2020, the Company recorded a $25 thousand mark-to-market loss to match the settlement value.

(e)	Share Purchase Warrants

At September 30, 2020, the Company had 6.4 million warrants outstanding. Of the outstanding warrants, 6.2 million warrants issued to underwriters associated with September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants were classified as long-term derivative liabilities. In the nine months ended September 30, 2020, 12 thousand Valley Ag warrants were exercised for $0.1 million, resulting in a realized loss of $6 thousand and an increase to share capital of $0.1 million. In the nine months ended September 30, 2019, 35 thousand broker warrants were exercised for $0.2 million, resulting in a realized gain of $35 thousand and an increase to share capital of $0.4 million.

For the three months ended September 30, 2020, the Company recorded a mark-to-market loss, due to changes in the Company’s share price and other market factors, of $5.2 million and an unrealized foreign exchange loss of $0.4 million. For the three months ended September 30, 2019, the Company recorded a mark-to-market gain of $0.7 million and an unrealized foreign exchange gain of $1 thousand.

For the nine months ended September 30, 2020, the Company recorded a mark-to-market gain, due to changes in the Company’s share price and other market factors, of $1.2 million and an unrealized foreign exchange loss of $0.2 million. For the nine months ended September 30, 2019, the Company recorded a mark-to-market gain, due to changes in the Company’s share price and other market factors, of $0.5 million and an unrealized foreign exchange loss of $5 thousand.

All warrants classified as long-term derivative liabilities are measured at FVTPL.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

As of September 30, 2020 and December 31, 2019, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	September 30, 2020	December 31, 2019
Risk-free annual interest rate	0.09% - 0.14%	1.58% - 1.61%
Expected annual dividend yield	0%	0%
Expected stock price volatility	81%	81%
Expected life of stock warrants	0.03 - 2.08 years	0.4 - 1.4 years
Forfeiture rate	0%	0%
Share price at period end	$6.00	$6.86

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at September 30, 2020 and December 31, 2019 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives but have not yet been voted on within the Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

The novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization on March 12, 2020 and has caused significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

The Company’s aging of Accounts receivables as of September 30, 2020 and December 31, 2019 was approximately as follows:

($ in thousands)	September 30, 2020	December 31, 2019
0 to 60 days	$26,715	$10,276
61 to 120 days	657	5,551
120 days +	716	899

Total accounts receivable, gross	$28,088	$16,726

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

For the three months ended September 30, 2020 and 2019, the Company recorded bad debt expense of $0.1 million and $nil, respectively, to account for expected credit loss and recorded an additional $0.4 million and $0.1 million, respectively, in bad debt related to invoice write-offs. For the nine months ended September 30, 2020 and 2019, the Company recorded bad debt expense of $0.4 million and $0.1 million, respectively, to account for expected credit loss and recorded an additional $0.5 million and $0.1 million, respectively, in bad debt related to invoice write-offs.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of September 30, 2020, the Company had working capital (defined as current assets less current liabilities) of $13.4 million, which reflects the Term Loan and OCN Loan contractual repayment dates less than twelve months from the balance sheet date. Unless refinanced or restructured, this debt will mature and require repayment, which could have a material effect on the Company’s financial position and cash flows. Management is evaluating debt repayment or refinancing options, including but not limited to, evaluating the cost of capital and terms, regulatory changes and market conditions, but there is no assurance that the Company will be able to obtain financing or on terms favorable to us. The accompanying financial statements do not include any adjustments that may arise from this or the resulting effects of this matter.

As included in our unaudited condensed interim consolidated financial statements, our revenues, results of operations and operating cash flows have improved. The Company is currently in discussions to restructure the Term Loan and has the ability to increase the principal amount to $200 million with mutual agreement from lenders. In December 2019, the Company entered into the ATM Offering for subordinated voting shares in the Company to be issued at the discretion of management to raise up to C$55 million to fund corporate operations. See Note 11 for further information. Additionally, the Company expects to receive tenant improvement allowances of $54.3 million to fund further expansion. Information about tenant improvement allowances and the maturity analysis for lease obligations is located in Note 7. The Company will continue to raise capital as needed to fund operations and expansion.

In addition to the commitments outlined in Note 7, the Company has the following contractual obligations as of September 30, 2020:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & other accrued expenses	$62,103	$—	$—	$62,103
Deferred consideration, contingent consideration and other payables	9,777	—	—	9,777
Deferred consideration and contingent consideration	—	11,638	—	11,638
Long-term notes payable and loans payable and Short-term borrowings	111,532	7,366	—	118,898

Total obligation as of September 30, 2020	$183,412	$19,004	$—	$202,416

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

In addition to the commitments outlined in Note 7, the Company has the following contractual obligations as of December 31, 2019:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and other accrued expenses	$62,834	$—	$—	$62,834
Deferred consideration, contingent consideration and other payables	59,940	—	—	59,940
Deferred consideration and contingent consideration	—	21,901	—	21,901
Other long-term liabilities	—	550	—	550

Total obligation as of December 31, 2019	$122,774	$22,451	$—	$145,225

(d)	Market Risk

a.	Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. As of September 30, 2020 and December 31, 2019, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $0.3 million and a $0.1 million foreign exchange loss during the three and nine months ended September 30, 2020, respectively. The Company recorded an $18 thousand and a $28 thousand foreign exchange loss during the three and nine months ended September 30, 2019. See Note 17 for additional detail.

As of September 30, 2020 and December 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b.	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net of $0.2 million. The Company’s effective interest rates for its Term Loan range from 16.1% to 17.0% and the stated interest rate varies from 12.7% to 13.2% based on the term elected by the lender. The Company’s weighted average effective interest rate for its OCN Loan is 18.8% and its stated interest rate is 10.0%. See Note 14 for further information.

c.	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease in fair value and Other (expense) income, net of $3.6 million.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

d.	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E, which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 24 for the Company’s disclosure of uncertain tax positions.

e.	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

21.	SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis.

For both the three and nine months ended September 30, 2020, the Company generated 98% of its revenue in the United States with the remainder generated in Canada. For the three and nine months ended September 30, 2019, all revenues were generated in the United States.

22.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding.

Potentially dilutive securities of approximately 150.5 million and 145.3 million for the three and nine months ended September 30, 2020, respectively, and 152.3 million for both the three and nine months ended September 30, 2019 were excluded in the calculation of diluted EPS for these periods as their impact would have been anti-dilutive due to net losses in the periods.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

The following is a reconciliation for the calculation of basic and diluted loss per share for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share data)	2020	2019	2020	2019
Basic and diluted loss per share
Net loss attributable to Cresco Labs Inc. shareholders	$(7,459)	$(6,960)	$(33,745)	$(15,213)
Weighted-average number of shares outstanding	213,754	115,511	207,273	114,071

Loss per share—basic and diluted	$(0.03)	$(0.06)	$(0.16)	$(0.13)

23.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
Interest expense—leases	$(5,543)	$(1,625)	$(14,732)	$(4,850)
Interest expense—notes and loans payable	(3,766)	—	(10,196)	—
Accretion of debt discount and amortization of deferred financing fees	(1,756)	—	(4,624)	—
Other interest expense	(583)	—	(479)	(10)
Interest income	329	531	899	1,260

Total Interest expense, net	$(11,319)	$(1,094)	$(29,132)	$(3,600)

See Note 7 for additional information regarding Interest expense—leases and Note 14 for additional information on Interest expense—notes and loans payable and accretion of debt discount and amortization of deferred financing fees.

24.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

The Company’s effective tax rate was 72% and (116)% with tax expense of $12.7 million and of $4.6 million, respectively, for the three months ended September 30, 2020 and 2019. The Company’s effective tax rate was 181% and (103)% with tax expense of $29.5 million and of $10.2 million, respectively, for the nine months ended September 30, 2020 and 2019.

Income tax expense is recognized based on the effective income tax rate for the nine months ended September 30, 2020, including discrete one-time events.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited)

Deferred tax liabilities and deferred tax assets were primarily comprised of the following:

($ in thousands)	September 30, 2020	December 31, 2019
Deferred tax assets
Share-based compensation	$995	$1,177
Net operating losses	8,530	1,285
Lease liabilities	19,375	13,202
Inventory	—	188
Other	1,191	425

Total deferred tax assets	$30,091	$16,277

Deferred tax liabilities
ROU assets	$8,548	$6,488
Biological assets	8,297	4,213
Inventory	5,841	—
Property and equipment	7,894	7,923
Intangible assets	48,665	18,877
Other	169	227

Total deferred tax liabilities	$79,414	$37,728

Net deferred tax liabilities	$(49,323)	$(21,451)

No tax expense or benefit was recognized for financial losses of $2.6 million and $3.2 million for the three months ended September 30, 2020 and 2019, respectively, and $11.2 million and $8.8 million for the nine months ended September 30, 2020 and 2019, respectively.

The Company determined that the tax impact of certain arrangements between its management companies and operating companies is not probable that it would be sustained under IFRIC 23 due to the evolving interpretations of Section 280E. As a result, the Company recorded a reserve for uncertain tax positions of $12.4 million as of September 30, 2020, an increase during the nine months ended September 30, 2020 of $4.9 million. Interest and penalties associated with the reserve are $1.0 million, an increase of $0.3 million for the nine months ended September 30, 2020.

25.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 18, 2020, which is the date on which these financial statements were issued, and concluded there were no material subsequent events for the period ended September 30, 2020.